11016739

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH. D.C.
211 SECTION

SEC FILE NUMBER
8-40919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong (212) 424-9708
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name – *if individual, state last, first, middle name*)

460 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/2011

OATH OR AFFIRMATION

I, Mayme Tong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public, State Of New York
No.01MI4860689
Qualified In New York County
Commission Expires May 27, 20 ___

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2010

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

We have audited the accompanying statement of financial condition of BENEDETTO, GARTLAND & COMPANY, INC. (New York Corporation) as at December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the statement of financial condition, the Company has suffered recurring losses from operations and faces future cash deficiencies that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the notes to statement of financial condition. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Farkouh Furman & Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2011

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	212,850
Fees receivable (less allowance for doubtful accounts of $150,000)		24,097
Total assets	$	236,947

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	$	1
Additional paid-in capital		4,536,218
(Deficit)		(4,299,272)
Total stockholder's equity	$	236,947

The notes to statement of financial condition
are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto, Gartland Group, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE – Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The tax provision of the Consolidated Tax Group, if any, is allocated to the Company on a basis consistent with that outlined in Related Party Transactions and is not a representation of the Company filing a separate tax return.

(Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

CASH AND CASH EQUIVALENTS - The Company considers its short-term money market fund investments to be cash equivalents.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2010 and for the year then ended, 100% of the Company's fees receivable were from two such counterparties and 100% of investment banking fees revenue was from three counterparties. Advisory fees revenue was from seven such counterparties.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2010, the Company had net capital of $212,850 which exceeded the minimum net capital requirement of $5,000 by $207,850 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

STOCKHOLDER'S EQUITY:

During the period the Parent forgave $1,952,427 of expenses allocated to the Company pursuant to a service agreement (see Related Party Transactions). This forgiveness was treated as a deemed capital contribution and is recorded in additional paid-in-capital.

RELATED PARTY TRANSACTIONS:

The Company and the Parent entered into a Service Agreement dated November 27, 2002 and amended October 1, 2005. Pursuant to this agreement, the Parent charged to the Company its share of expenses related to the conduct of the Company's business. These expenses include rent, utilities, fixed assets, salaries, bonuses, taxes, legal and professional fees and other expenses as defined in the Service Agreement. The Company's share of these expenses for the year ended December 31, 2010 was $1,952,427.

(Continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2010

CONCENTRATION OF CREDIT RISK:

During the course of the year ended December 31, 2010, the bank balances on occasion were in excess of the FDIC insurance limit.

GOING CONCERN:

The Company has incurred recurring losses from operations which raise substantial doubt about the Company's ability to continue as a going concern. Management has instituted a cost reduction program that included a reduction in labor and other operating costs. Cash flow projections show that the Company will deplete its cash during 2011 without new revenue or investments and that without new revenue or investment the Company would not be able to continue operations. Management is working diligently to generate new revenue and believes that new revenue will contribute to the continued operation of the Company. The accompanying financial statement does not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2010, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 22, 2011, which is the date on which the financial statements were available to be issued.

Farkouh
Furman&Faccio LLP
Certified Public Accountants and Advisors

Independent Accountant's Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2010, which were agreed to by Benedetto, Gartland & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Benedetto, Gartland & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Benedetto, Gartland & Company, Inc.'s management is responsible for the Benedetto, Gartland & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements record entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ending December 31, 2010, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

460 Park Avenue New York, New York 10022 T 212.245.5900 F 212.586.3240 www.fffcpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio Fuchs & Fair LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 22, 2011

BENEDETTO, GARTLAND & COMPANY, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT
SIPC-6 general assessment for the first half of year ended December 31, 2010	June 2, 2010	$ 2,103	
SIPC-7 general assessment for the year ended December 31, 2010	February 9, 2011	479	$ 2,582
		$ 2,582	$ 2,582

See the accompanying Independent Accountant's Report.